UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No. 7

Banco de Chile

(Name of Issuer)

Common stock without nominal (par) value
(Formerly the F Shares, mandatorily convertible into shares of Common Stock without nominal (par) value)

Title of Class of Securities

059504100
(CUSIP Number)

Luis Fernando Antúnez Bories
Chief Financial Officer
Quiñenco S.A.
Enrique Foster Sur 20, 14th Floor
Las Condes, Santiago, Chile
(56-2) 750-7221

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LQ Inversiones Financieras S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quiñenco S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,025,089
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 101,025,089
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,531,626,225 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Luksburg Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,447,355,892
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,447,355,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,447,355,892 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lanzville Investments Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolberg Finance Corporation Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,447,355,892
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,447,355,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,447,355,892 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Geotech Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andsberg Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,447,355,892
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,447,355,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,447,355,892 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andsberg Inversiones Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,447,355,892
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,447,355,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,447,355,892 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andsberg Inversiones Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,754,756
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 16,754,756
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,447,355,892 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ruana Copper Corporation Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Compañía de Inversiones Adriático S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Guillermo Luksic Craig[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,536,426
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 10,536,426
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,441,137,562 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON OO

1 Mr. Guillermo Luksic Craig passed away on March 27, 2013.  Following his passing, his individual holdings of common stock became part of his estate, which is currently the subject of ordinary course proceedings to finalize its distribution.  The executor of the estate does not have the ability to direct the voting or disposition of such shares of common stock.

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nicolás Luksic Puga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inmobiliaria e Inversiones Río Claro S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrónico Luksic Craig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,136,265
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 22,136,265
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,452,737,401 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patricia Lederer Tcherniak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,077,013
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 2,077,013
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,432,678,149 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Consolidadas Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,366,932
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 6,366,932
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,436,968,068 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Salta S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrónico Luksic Lederer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,696,783
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 1,696,783
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,432,297,919 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Davor Luksic Lederer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,715,224
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 1,715,224
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,432,316,360 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Max Luksic Lederer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,696,783
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 1,696,783
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,432,297,919 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dax Luksic Lederer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,638,379
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 1,638,379
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,432,239,515 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fernanda Luksic Lederer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,638,379
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER 1,638,379
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,432,239,515 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Antonia Luksic Puga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Río Claro Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Orengo S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ruana Copper AG Agencia Chile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Alaska Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Isidora Luksic Prieto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mara Luksic Prieto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 059504100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elisa Luksic Prieto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,430,601,136
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,430,601,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,430,601,136 (individually) 48,597,883,165 (total group shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (individually) 51.3% (total group shares)
14	TYPE OF REPORTING PERSON IN

LQ Inversiones Financieras S.A. ("LQIF"), Quiñenco S.A. ("Quiñenco"), Luksburg Foundation, Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inversiones Ltd., Andsberg Inversiones Ltda., Ruana Copper Corporation Establishment, Compañía de Inversiones Adriático S.A., Guillermo Luksic Craig2, Nicolás Luksic Puga, Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto, Inmobiliaria e Inversiones Río Claro S.A., Andrónico Luksic Craig, Patricia Lederer Tcherniak, Inversiones Consolidadas Ltda., Inversiones Salta S.A., Inversiones Alaska Ltda., Andrónico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer, Dax Luksic Lederer, Fernanda Luksic Lederer, Antonia Luksic Puga, Inversiones Río Claro Ltda., Inversiones Orengo S.A., and Ruana Copper AG Agencia Chile (the "Reporting Persons" or the "Group") hereby file this Amendment No. 7 (this "Amendment No. 7") to amend and supplement the Schedule 13D for the Group, dated January 11, 2002, as further amended and supplemented on January 17, 2003, April 19, 2005, March 21, 2006, December 1, 2008, August 6, 2010 and June 28, 2012 (the "Schedule 13D"), filed in respect to the common stock without nominal (par) value (the "Common Shares") of Banco de Chile, an open stock banking corporation (sociedad anónima bancaria abierta) organized under the laws of the Republic of Chile.

This Amendment No. 7 is being filed on behalf of the Reporting Persons for the purpose of reporting certain changes to the number of shares of Banco de Chile beneficially owned by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.  All capitalized terms used, but not defined, in this Amendment No. 7 are defined in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended to add the following persons:

(a) – (c), (f) This statement is being filed by the following persons:

Isidora Luksic Prieto, a Chilean citizen, resides in Chile and has her principal business address at Enrique Foster Sur 20, Floor 21, Santiago, Chile. Ms. Isidora Luksic Prieto is a member of the Quinenco Group.

Mara Luksic Prieto, a Chilean citizen, resides in Chile and has her principal business address at Enrique Foster Sur 20, Floor 21, Santiago, Chile. Ms. Mara Luksic Prieto is a minor and is a member of the Quinenco Group.

Elisa Luksic Prieto, a Chilean citizen, resides in Chile and has her principal business address at Enrique Foster Sur 20, Floor 21, Santiago, Chile. Ms. Elisa Luksic Prieto is a minor and is a member of the Quinenco Group.

2 Mr. Guillermo Luksic Craig passed away on March 27, 2013.  Following his passing, his individual holdings of common stock became part of his estate, which is currently the subject of ordinary course proceedings to finalize its distribution.  The executor of the estate does not have the ability to direct the voting or disposition of such shares of common stock.

Inversiones Alaska Ltda., a limited liability company organized under the laws of Chile, is a subsidiary of Inversiones Consolidadas Ltda., and its main purpose is to hold shares of Quiñenco S.A. Inversiones Alaska Ltda.'s principal business address is at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Inversiones Alaska Ltda. is a member of the Quinenco Group.

(d)            None of the Reporting Persons, or to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)            During the last five years, none of the Reprting Persons, or to the best knowledge of each Reporting Person, any of the persons listed in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As described in Item 4 below, for its pro rata subscription of shares in the 2012 Preemptive Rights Offering, LQIF procured funds through a bridge loan entered into with Banco del Estado de Chile in the amount of approximately Ch$100,000,000,000.  This bridge loan was later repaid with the dividend distributed to LQIF by Banco de Chile. The 2013 Stock Dividend and 2014 Stock Dividend increased the number of Banco de Chile Common Shares beneficially owned by the Reporting Persons. No funds were used to acquire the Banco de Chile Common Shares distributed pursuant to the 2013 Stock Dividend or the 2014 Stock Dividend.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 17, 2012, shareholders of Banco de Chile approved the issuance and sale of 3,939,489,442 new Banco de Chile series-T shares through a preemptive rights offering in order to raise capital for Banco de Chile (the "2012 Preemptive Rights Offering"). Pursuant to the terms of the 2012 Preemptive Rights Offering, and in accordance with Chilean law, shareholders of Banco de Chile were entitled to subscribe to a specified number of newly issued shares sold at a fixed price per share. Banco de Chile series-T shares had the same rights as Banco de Chile ordinary shares, except that the holders of Banco de Chile series-T shares do not receive dividends or fully paid-in shares with respect to Banco de Chile's net distributable earnings for fiscal year 2012.  Once any dividends or fully paid-in shares are distributed, the Banco de Chile series-T shares automatically convert to Banco de Chile ordinary shares. Additional newly issued shares were sold by public auction. The 2012 Preemptive Rights Offering commenced on December 5, 2012 and concluded on March 25, 2013. Banco de Chile successfully sold all newly issued and available shares pursuant to the Preemptive Rights Offering. LQIF subscribed its pro-rata number of shares in the ordinary preemptive rights offering period, but did not subscribe the shares it was entitled to through its indirect shareholding in SAOS in the special rights offering period, nor did it participate in the subsequent public auction.

On January 29, 2013, LQIF sold 98,741,675 Banco de Chile series-T shares to Quiñenco at a price of Ch$64 per share.

On March 21, 2013, shareholders of Banco de Chile agreed to capitalize thirty percent (30%) of Banco de Chile's distributable net income for the fiscal year ended December 31, 2012. In connection with such capitalization, the shareholders approved a stock dividend, to be effected by the issuance and distribution to shareholders of fully paid-in Banco de Chile Common Shares, without nominal (par) value, at a rate of 0.02034331347 fully paid-in Banco de Chile Common Shares for each share already held (the "2013 Stock Dividend"). The 2013 Stock Dividend was distributed to shareholders of Banco de Chile on May 30, 2013 (except that (x) the Chilean Central Bank elected, as it is permitted to do under the terms by which SAOS was formed, to require Banco de Chile to pay the pro rata portion of such stock dividend due to SAOS in cash, instead of in newly issued shares, and (y) the dividends allocated to SM-Chile were distributed directly to certain of the shareholders of SM-Chile, as required under SM-Chile's organizational documents, including LQIF and its affiliate, ILSL).

The 2012 Preemptive Rights Offering, the transaction of January 29, 2013, and the 2013 Stock Dividend,  increased the number of Banco de Chile Common Shares the Reporting Persons beneficially owned in the aggregate, as members of a group, from 52,292,319,960 as last reported in the Schedule 13D in June 2012 to 54,589,575,067 as of June 30, 2013.

Effective January 9, 2014, Quiñenco, Citigroup Inc. ("Citigroup") and Citibank Overseas Investment Corporation entered into an amendment to the Master Joint Venture Agreement dated July 19, 2007 (the "Framework Agreement"), and an amendment to the Shareholders Agreement among Quiñenco, Citigroup Chile S.A. and other shareholders of LQIF dated December 27, 2007 (the "Shareholders Agreement") (collectively, the "Amendments"), to, among other things, reduce LQIF's minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51.00%. Prior to the Amendments, Citigroup had the right to appoint five of the permanent members of the board of directors of Banco de Chile, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup). Pursuant to the Amendments, Citigroup maintains its right to appoint five of the permanent members of the board of directors of Banco de Chile, except that in the event the minority shareholders of Banco de Chile appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.  Copies of English language translations of the Amendments were filed as exhibits to Banco de Chile's Current Report on Form 6-K furnished to the Securities and Exchange Commission on January 14, 2014, and are incorporated by reference in this statement on Schedule 13D.

On January 29, 2014, LQIF carried out a secondary offering of 6,700,000,000 Banco de Chile shares, equivalent to a 7.2% stake in Banco de Chile, in the local Chilean market and in the United States of America through its American Depositary Shares program.  The shares were placed at a price of Ch$67 per share. This transaction's main objective, as announced by LQIF, formed part of LQIF's constant search for ways to increase the liquidity of the Banco de Chile shares, particularly among foreign investors. This transaction decreased the number of Banco de Chile Common Shares the Reporting Persons beneficially owned in the aggregate, as members of a group, from 54,589,575,067 as of June 30, 2013 to 47,889,575,067 as of January 30, 2014.

On March 27, 2014, shareholders of Banco de Chile agreed to capitalize thirty percent (30%) of Banco de Chile's distributable net income for the fiscal year ended December 31, 2013. In connection with such capitalization, the shareholders approved a stock dividend, to be effected by the issuance and distribution to shareholders of fully paid-in Banco de Chile Common Shares, without nominal (par) value, at a rate of 0.02312513083 fully paid-in Banco de Chile Common Shares for each share already held (the "2014 Stock Dividend"). The 2014 Stock Dividend was distributed to shareholders of Banco de Chile on July 10, 2014 (except that (x) the Chilean Central Bank elected, as it is permitted to do under the terms by which SAOS was formed, to require Banco de Chile to pay the pro rata portion of such stock dividend due to SAOS in cash, instead of in newly issued shares, and (y) the dividends allocated to SM-Chile were distributed directly to certain of the shareholders of SM-Chile, as required under SM-Chile's organizational documents, including LQIF and its affiliate, ILSL). The 2014 Stock Dividend increased the number of Banco de Chile Common Shares the Reporting Persons beneficially owned in the aggregate, as members of a group, from 47,889,575,067 as of January 30, 2014 to 48,597,883,165 as of July 10, 2014.

The percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons, in the aggregate, as members of a group, decreased from 59.40% as of June 28, 2012 to 51.34% as of the date of this filing (based on 94,655,367,544 outstanding Banco de Chile Common Shares).

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) See pages 2-32 of this Amendment No. 7 to the Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by each Reporting Person, the number of Common Shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Item 4 of this statement on Schedule 13D is incorporated herein by reference.

(d)-(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

Effective January 9, 2014, Quiñenco, Citigroup and Citibank Overseas Investment Corporation entered into an amendment to the Framework Agreement, and an amendment to the Shareholders Agreement, to, among other things, reduce LQIF's minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51.00%. Prior to the Amendments, Citigroup had the right to appoint five of the permanent members of the board of directors of Banco de Chile, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup). Pursuant to the Amendments, Citigroup maintains its right to appoint five of the permanent members of the board of directors of Banco de Chile, except that in the event the minority shareholders of Banco de Chile appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.  Copies of English language translations of the Amendments were filed as exhibits to Banco de Chile's Current Report on Form 6-K furnished to the Securities and Exchange Commission on January 14, 2014, and are incorporated by reference in this statement on Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following are filed with this statement:

1.	Joint Filing Agreements from each of Luksburg Foundation, Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inversiones Ltd., Andsberg Inversiones Ltda., Ruana Copper Corporation Establishment, Compañía de Inversiones Adriático S.A., Guillermo Luksic Craig, Nicolás Luksic Puga, Inmobiliaria e Inversiones Río Claro S.A., Andrónico Luksic Craig, Patricia Lederer Tcherniak, Inversiones Consolidadas S.A., Inversiones Salta S.A., Andrónico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer and Dax Luksic Lederer; and

Powers of Attorney from each of Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inversiones Ltd., Andsberg Inversiones Ltda., Ruana Copper Corporation Establishment and Compañía de Inversiones Adriático S.A.*

2.	Merger Agreement between Banco de Chile and Banco de A. Edwards, dated as of October 3, 2001 (together with an English translation thereof)*

3.	Agreement, dated December 20, 2000, among Agricola El Peñón S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a) Spanish language version*
(b) English translation*

4.	Agreement, dated December 20, 2000, among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a) Spanish language version*
(b) English translation*

5.	Agreement, dated December 20, 2000, among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a) Spanish language version*
(b) English translation*

6.	Agreement, dated December 20, 2000, among VTR S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a) Spanish language version*
(b) English translation*

7.	Agreement, dated December 20, 2000, among Inversiones y Bosques S.A., Quiñenco S.A., LQ Inversiones Financieras S.A., Inversiones Río Grande S.A. and Banco del Estado de Chile
(a) Spanish language version*
(b) English translation*

8.	Loan Agreement, dated December 26, 2001, between LQ Inversiones Financieras S.A. and BBVA Banco BHIF
(a) Spanish language version*
(b) English translation*

9.	Loan, Pledge of Shares and Guaranty Agreement with Joint and Several Liability, dated December 15, 2000, between LQ Inversiones Financieras S.A. and Banco Santiago
(a) Spanish language version*
(b) English translation*

10.	Share Purchase Agreement, dated March 27, 2001, between Empresas Penta S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a) Spanish language version*
(b) English translation*

11.	Share Purchase Agreement, dated March 27, 2001, between Sociedad de Inversiones y Rentas Megeve Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a) Spanish language version*
(b) English translation*

12.	Share Purchase Agreement, dated March 27, 2001, between Sociedad Comercial y Editorial Santiago Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a) Spanish language version*
(b) English translation*

13.	Share Purchase Agreement, dated March 27, 2001, between Consorcio Financiero S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a) Spanish language version*
(b) English translation*

14.	Share Purchase Agreement, dated March 27, 2001, between Inversiones Las Arenas Sociedad Anonima and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a) Spanish language version*
(b) English translation*

15.	Pledge Agreement, dated January 9, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch
(a) Spanish language version*
(b) English translation*

16.	Note Amendment, dated April 23, 2002, among Agricola El Peñón S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a) Spanish language version**
(b) English summary***

17.	First Amendment and Waiver to Senior Secured Credit Agreement, dated May 22, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch*

18.	English language translation of Master Joint Venture Agreement by and among Citigroup, COIC and Quiñenco, dated July 19, 2007, incorporated by reference to Exhibit 3.1 to Banco de Chile's 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008 (the "2007 20-F")*

19.	English language translation of Merger Agreement by and between Banco de Chile and Citibank Chile, dated December 26, 2007, incorporated by reference to Exhibit 4.1 to the 2007 20-F*

20.	English language translation of Shareholders Agreement by and among Quiñenco, Citigroup Chile S.A. and certain of Quiñenco's subsidiaries, dated December 27, 2007, incorporated by reference to Exhibit 3.2 to the 2007 20-F*

21.	English language translation of Global Connectivity Agreement by and between Citigroup and Banco de Chile, dated December 27, 2007, incorporated by reference to Exhibit 4.3 to the 2007 20-F*

22.	English language translation of Cooperation Agreement by and between Citigroup and Banco de Chile, dated December 27, 2007, incorporated by reference to Exhibit 4.2 to the 2007 20-F*

23.	Joint Filing Agreements from each of Fernanda Luksic Lederer, Antonia Luksic Puga, Inversiones Río Claro Ltda., Inversiones Orengo S.A., and Ruana Copper AG Agencia Chile; and
Powers of Attorney from each of Andsberg Ltd., Andsberg Inversiones Ltd., Guillermo Luksic Craig, Nicolás Luksic Puga, Antonia Luksic Puga, Inmobiliaria e Inversiones Río Claro S.A., Inversiones Río Claro Ltda., Fernanda Luksic Lederer, Inversiones Orengo S.A.*

24.	Joint Filing Agreements from each of Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto, and Inversiones Alaska Ltda.; and
Powers of Attorney from each of  Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto, and Inversiones Alaska Ltda.

25.	Bridge Loan Agreement, dated December 20, 2012, between LQ Inversiones Financieras S.A. and Banco del Estado de Chile (English translation)

26.	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation), incorporated by reference to Exhibit 1 to Banco de Chile's Current Report on Form 6-K furnished to the Securities and Exchange Commission on January 14, 2014

27.	Amendment to the Shareholders Agreement between Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQ Inversiones Financieras, dated January 9, 2014 (English translation) incorporated by reference to Exhibit 2 to Banco de Chile's Current Report on Form 6-K furnished to the Securities and Exchange Commission on January 14, 2014

______________________
* Exhibit previously filed
** Pursuant to Rule 12b-31 under the Exchange Act, only one of the five Note Amendments referenced in the second paragraph of Item 6 herein, each dated April 23, 2002, has been previously filed with SEC.  The schedule below sets forth the material details (consisting only of the names of the parties to such Note Amendments) in which the four documents which are not filed hereto differ from Exhibit 16:

Note Amendment among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile

Note Amendment among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile

Note Amendment among VTR S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile

Note Amendment among Inversiones y Bosques S.A., Quiñenco S.A., LQ Inversiones Financieras S.A., Inversiones Río Grande S.A. and Banco del Estado de Chile

*** Pursuant to Rule 12b-12(d) under the Exchange Act, an English summary has previously been provided.

Schedule A-1

Schedule A-1 of the Schedule 13D is hereby amended in its entirety as follows:

Directors and Executive Officers of LQ Inversiones Financieras S.A.

Directors:

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Francisco Aristeguieta Silva
	Principal Occupation:	Chief Executive Officer Latin America, Citigroup, Inc.
	Business Address:	201 South Biscayne Blvd, 29th Floor,
Miami, Florida 33131
	Citizenship:	Venezuelan

3.	Name:	Francisco Pérez Mackenna
	Principal Occupation:	Chief Executive Officer of Quiñenco
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name	Juan Enrique Pino Visinteiner
	Principal Occupation:	Chief Risk Officer, Citigroup Latin America
	Business Address:	Actuario Roberto Medellin 800, piso 4 Sur
Corporativo Banamex
Colonia Santa Fe, Delegación Cuajimalpa,
CP 01210, Distrito Federal
México
	Citizenship:	Chilean

5.	Name:	Pablo Granifo Lavin
	Principal Occupation:	Chairman of the Board of Directors of Banco de Chile
	Business Address:	Ahumada 251, 2nd Floor
Santiago, Chile
	Citizenship:	Chilean

A-1-1

6.	Name:	Juan José Bruchou
	Principal Occupation:	South America Cluster Head, Citigroup Latin America
	Business Address:	Bartolomé Mitre 502/530
Buenos Aires, C1036AAJ
Argentina
	Citizenship:	Argentinian

7.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

Executive Officers:

1.	Name:	Rodrigo Manubens Moltedo
	Principal Occupation:	Chief Executive Officer of LQ Inversiones Financieras S.A.
	Business Address:	Miraflores 222, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Xabier Etcheverry León
	Principal Occupation:	Chief Financial Officer of LQ Inversiones Financieras S.A.
	Business Address:	Miraflores 222, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

A-1-2

Schedule A-2

Schedule A-2 of the Schedule 13D is hereby amended in its entirety as follows:

Directors and Executive Officers of Quiñenco S.A.

Directors:

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc,Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Nicolás Luksic Puga
	Principal Occupation:	Chief Executive Officer of Ionix S.A., Director of Quiñenco,
Director of various companies
	Business Address:	Enrique Foster Sur 20, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Andrónico Luksic Lederer
	Principal Occupation:	Vice Chairman of Inversiones Consolidadas Limitada; Corporate Manager, International Development, Antofagasta Minerals S.A.; Director of Quiñenco
	Business Address:	Apoquindo 4001, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

5.	Name:	Gonzalo Menéndez Duque
	Principal Occupation:	Director of various companies
	Business Address:	Agustinas 972, Suite 701
Santiago, Chile
	Citizenship:	Chilean

A-2-1

6.	Name:	Hernán Büchi Buc
	Principal Occupation:	Director of various companies
	Business Address:	Alcántara 498
Las Condes, Santiago, Chile
	Citizenship:	Chilean

7.	Name:	Fernando Cañas Berkowitz
	Principal Occupation:	Director of various companies
	Business Address:	Lo Fontecilla 441
Santiago, Chile
	Citizenship:	Chilean

8.	Name:	Matko Koljatic Maroevic
	Principal Occupation:	Business Administrator
	Business Address:	Vicuña Mackenna 4860
Escuela de Administración PUC,
Santiago, Chile
	Citizenship:	Chilean

Executive Officers:

1.	Name:	Francisco Pérez Mackenna
	Title:	Chief Executive Officer
	Citizenship:	Chilean

2.	Name:	Luis Fernando Antúnez Bories
	Title:	Chief Financial Officer
	Citizenship:	Chilean

3.	Name:	Felipe Joannon Vergara
	Title:	Managing Director, Business Development
	Citizenship:	Chilean

4.	Name:	Martín Rodríguez Guiraldes
	Title:	Managing Director, Mergers & Acquisitions
	Citizenship:	Chilean

5.	Name:	Rodrigo Hinzpeter Kirberg
	Title:	Chief Legal Counsel
	Citizenship:	Chilean

6.	Name:	Pedro Marín Loyola
	Title:	Managing Director, Performance Appraisal and Internal Auditing
	Citizenship:	Chilean

A-2-2

7.	Name:	María Carolina García de la Huerta Aguirre
	Title:	Managing Director, Corporate Affairs and Communications
	Citizenship:	Chilean

8.	Name:	Alvaro Sapag Rajevic
	Title:	Managing Director, Sustainability
	Citizenship:	Chilean

9.	Name:	Andrea Tokman Ramos
	Title:	Chief Economist
	Citizenship:	Chilean, U.S.

A-2-3

Schedule A-3

Schedule A-3 of the Schedule 13D is hereby amended in its entirety as follows:

Members of the Foundation Council of the Luksburg Foundation

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco,Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Nicolás Luksic Puga
	Principal Occupation:	Chief Executive Officer of Ionix S.A., Director of Quiñenco, Director of various companies
	Business Address:	Enrique Foster Sur 20, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Karl Josef Hier
	Principal Occupation:	Lawyer, Marxer & Partner
	Business Address:	Heiligkreuz 6
Vaduz, Liechtenstein
	Citizenship:	Austrian

A-3-1

Schedule A-4

Schedule A-4 of the Schedule 13D is hereby amended in its entirety as follows:

Directors of Lanzville Investments Establishment

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Karl Josef Hier
	Principal Occupation:	Lawyer, Marxer & Partner
	Business Address:	Heiligkreuz 6
Vaduz, Liechtenstein
	Citizenship:	Austrian

A-4-1

Schedule A-5

Schedule A-5 of the Schedule 13D is hereby amended in its entirety as follows:

Directors of Dolberg Finance Corporation Establishment

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Karl Josef Hier
	Principal Occupation:	Lawyer, Marxer & Partner
	Business Address:	Heiligkreuz 6
Vaduz, Liechtenstein
	Citizenship:	Austrian

A-5-1

Schedule A-6

Schedule A-6 of the Schedule 13D is hereby amended in its entirety as follows:

Directors of Geotech Establishment

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Karl Josef Hier
	Principal Occupation:	Lawyer, Marxer & Partner
	Business Address:	Heiligkreuz 6
Vaduz, Liechtenstein
	Citizenship:	Austrian

A-6-1

Schedule A-7

Schedule A-7 of the Schedule 13D is hereby amended in its entirety as follows:

Directors of Andsberg Limited

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	María Paola Luksic Fontbona
	Principal Occupation:	Entrepreneur
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Gonzalo Menéndez Duque
	Principal Occupation:	Director of various companies
	Business Address:	Agustinas 972, Suite 701
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Ramón Jara Araya
	Principal Occupation:	Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

A-7-1

Schedule A-8

Schedule A-8 of the Schedule 13D is hereby amended in its entirety as follows:

Directors of Andsberg Inversiones Limited

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	María Paola Luksic Fontbona
	Principal Occupation:	Entrepreneur
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Gonzalo Menéndez Duque
	Principal Occupation:	Director of various companies
	Business Address:	Agustinas 972, Suite 701
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Ramón Jara Araya
	Principal Occupation:	Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

A-8-1

Schedule A-9

Schedule A-9 of the Schedule 13D is hereby amended in its entirety as follows:

Authorized Signatories of Andsberg Inversiones Ltda.

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	María Paola Luksic Fontbona
	Principal Occupation:	Entrepreneur
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Lukas Yaksic Rojas
	Principal Occupation:	Business Administrator for the Quiñenco Group
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

A-9-1

Schedule A-10

Schedule A-10 of the Schedule 13D is hereby amended in its entirety as follows:

Directors of Ruana Copper Corporation Establishment

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile and Quiñenco, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Karl Josef Hier
	Principal Occupation:	Lawyer, Marxer & Partner
	Business Address:	Heiligkreuz 6
Vaduz, Liechtenstein
	Citizenship:	Liechtenstein

A-10-1

Schedule A-11

Schedule A-11 of the Schedule 13D is hereby amended in its entirety as follows:

Directors and General Manager of Inmobiliaria e Inversiones Rio Claro S.A.

Directors:

1.	Name:	Nicolás Luksic Puga
	Principal Occupation:	Chief Executive Officer of Ionix S.A.,Director of Quiñenco, Director of various companies
	Business Address:	Enrique Foster Sur 20, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Gonzalo Menéndez Duque
	Principal Occupation:	Director of various companies
	Business Address:	Agustinas 972, Suite 701
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Manuel José Noguera Eyazguirre
	Principal Occupation:	Advisor to the Chairman and the Board of Directors of Quiñenco
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Enrique Cibié Bluth
	Principal Occupation:	Director of various companies
	Business Address:	Apoquindo 3650, 10th Floor
Santiago, Chile
	Citizenship:	Chilean

5.	Name:	Alessandro Bizzarri Carvallo
	Principal Occupation:	Lawyer, Partner of Carvallo, Bizzarri & García
	Business Address:	Avenida Nueva Costanera 4229, of. 206
Santiago, Chile
	Citizenship:	Chilean

Management:

1.	Name:	Fernando de Solminihac Tampier
	Principal Occupation:	Chief Executive Officer
	Business Address:	Enrique Foster Sur 20, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

A-11-1

Schedule A-12

Schedule A-12 of the Schedule 13D is hereby amended in its entirety as follows:

Directors and General Manager of Inversiones Consolidadas Limitada

Directors:

1.	Name:	Rodrigo Terré Fontbona
	Principal Occupation:	Chairman of Inversiones Consolidadas Limitada, Director of various companies
	Business Address:	Enrique Foster Sur 20, 18th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Andrónico Luksic Lederer
	Principal Occupation:	Vice Chairman of Inversiones Consolidadas Limitada; Corporate Manager, International Development, Antofagasta Minerals S.A.; Director of Quiñenco
	Business Address:	Apoquindo 4001, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Gonzalo Molina Ariztía
	Principal Occupation:	Lawyer, Partner of Infante, Valenzuela, Molina & Cía.
	Business Address:	Av. Apoquindo 3885, 6th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Alessandro Bizzarri Carvallo
	Principal Occupation:	Lawyer, Partner of Carvallo, Bizzarri & García
	Business Address:	Avenida Nueva Costanera 4229, of. 206
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Davor Luksic Lederer
	Principal Occupation:	Chairman of Excelsa d.o.o.
	Business Address:	Ilica 1a, 14th Floor
Zagreb, Croatia
	Citizenship:	Chilean

General Manager:

1.	Name:	Rodrigo Swett Brown
	Principal Occupation:	General Manager of Inversiones Consolidadas Limitada
	Business Address:	Enrique Foster Sur 20, 18th Floor
Santiago, Chile
	Citizenship:	Chilean

A-12-1

Schedule A-13

Schedule A-13 of the Schedule 13D is hereby amended in its entirety as follows:

Directors and General Manager of Inversiones Salta S.A.
Directors:

1.	Name:	Gonzalo Molina Ariztía
	Principal Occupation:	Lawyer, Partner of Infante, Valenzuela, Molina & Cía.
	Business Address:	Av. Apoquindo 3885, 6th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Andrónico Luksic Lederer
	Principal Occupation:	Vice Chairman of Inversiones Consolidadas Limitada; Corporate Manager, International Development, Antofagasta Minerals S.A.; Director of Quiñenco
	Business Address:	Apoquindo 4001, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	José Miguel Infante Lira
	Principal Occupation:	Lawyer, Partner of Infante, Valenzuela, Molina & Cía
	Business Address:	Av. Apoquindo 3885, 6th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Gonzalo Valenzuela Silva
	Principal Occupation:	Lawyer, Partner of Infante, Valenzuela, Molina & Cía
	Business Address:	Av. Apoquindo 3885, 6th Floor
Santiago, Chile
	Citizenship:	Chilean

5.	Name:	Alessandro Bizzarri Carvallo
	Principal Occupation:	Lawyer, Partner of Carvallo, Bizzarri & García
	Business Address:	Avenida Nueva Costanera 4229, of. 206
Santiago, Chile
	Citizenship:	Chilean

General Manager:

1.	Name:	Rodrigo Terré Fontbona
	Principal Occupation:	Chairman of Inversiones Consolidadas Limitada, Director of various companies
	Business Address:	Enrique Foster Sur 20, 18th Floor
Santiago, Chile
	Citizenship:	Chilean

A-13-1

Schedule A-14

Schedule A-14 of the Schedule 13D is hereby amended in its entirety as follows:

Directors and General Manager of Compañía de Inversiones Adriático S.A.
Directors:

1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile and Quiñenco, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	María Paola Luksic Fontbona
	Principal Occupation:	Entrepreneur
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Marie Gabrielle Luksic Fontbona
	Principal Occupation:	Entrepreneur
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

5.	Name:	Iris Fontbona González
	Principal Occupation:	Entrepreneur
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

6.	Name:	Lukas Yaksic Rojas
	Principal Occupation:	Business Administrator for the Quiñenco Group
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

General Manager:

1.	Name:	Lukas Yaksic Rojas
	Principal Occupation:	Business Administrator for the Quiñenco Group
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

A-14-1

Schedule A-15
Schedule A-15 of the Schedule 13D is hereby amended in its entirety as follows:

Authorized Signatories of Inversiones Río Claro Ltda.

1.	Name:	Nicolás Luksic Puga
	Principal Occupation:	Chief Executive Officer of Ionix S.A., Director of Quiñenco, Director of various companies
	Business Address:	Enrique Foster Sur 20, 21th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Gonzalo Menéndez Duque
	Principal Occupation:	Director of various companies
	Business Address:	Agustinas 972, Suite 701
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Manuel José Noguera Eyzaguirre
	Principal Occupation:	Advisor to the Chairman and the Board of Directors of Quiñenco
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Antonia Luksic Puga
	Principal Occupation:	Industrial Designer and Entrepreneur
	Business Address:	Enrique Foster Sur 20, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

5.	Name:	Alessandro Bizzarri Carvallo
	Principal Occupation:	Lawyer, Partner of Carvallo, Bizzarri & García
	Business Address:	Avenida Nueva Costanera 4229, of. 206
Santiago, Chile
	Citizenship:	Chilean

6.	Name:	Davor Domitrovic Grubisic
	Principal Occupation:	Chief Attorney of Quiñenco
	Business Address:	Enrique Foster Sur 20, 15th Floor
Santiago, Chile
	Citizenship:	Chilean

7.	Name:	Fernando de Solminihac Tampier
	Principal Occupation:	Chief Executive Officer
	Business Address:	Enrique Foster Sur 20, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

8.	Name:	Gloria Vergara Figueroa
	Principal Occupation:	Chief Financial Officer
	Business Address:	Enrique Foster Sur 20, 21st Floor
Santiago, Chile
	Citizenship:	Chilean

A-15-1

Schedule A-16
Schedule A-16 of the Schedule 13D is hereby amended in its entirety as follows:

Directors and General Manager of Inversiones Orengo S.A.
Directors:
1.	Name:	Andrónico Luksic Craig
	Principal Occupation:	Chairman of the Board of Directors of Quiñenco, Vice Chairman of the Board of Directors of Banco de Chile and Quiñenco, Director of various companies
	Business Address:	Enrique Foster Sur 20, 16th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	María Paola Luksic Fontbona
	Principal Occupation:	Entrepreneur
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

4.	Name:	Lukas Yaksic Rojas
	Principal Occupation:	Business Administrator for the Quiñenco Group
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

General Manager:

1.	Name:	Lukas Yaksic Rojas
	Principal Occupation:	Business Administrator for the Quiñenco Group
	Business Address:	Apoquindo 4001, 14th Floor
Santiago, Chile
	Citizenship:	Chilean

A-16-1

Schedule A-17
Schedule A-17 of the Schedule 13D is hereby amended in its entirety as follows:

Agent of Ruana Copper AG Agencia Chile

1.	Name:	Jean-Paul Luksic Fontbona
	Principal Occupation:	Non-Executive Chairman of Antofagasta plc, Vice Chairman of the Board of Directors of Quiñenco, Director of various companies
	Business Address:	Apoquindo 4001, 22nd Floor
Santiago, Chile
	Citizenship:	Chilean

A-17-1

Schedule A-18
Authorized Signatories of Inversiones Alaska Limitada.

1.	Name:	Rodrigo Terré Fontbona
	Principal Occupation:	Chairman of Inversiones Consolidadas Limitada, Director of various companies
	Business Address:	Enrique Foster Sur 20, 18th Floor
Santiago, Chile
	Citizenship:	Chilean

2.	Name:	Alessandro Bizzarri Carvallo
	Principal Occupation:	Lawyer, Partner of Carvallo, Bizzarri & García
	Business Address:	Avenida Nueva Costanera 4229, of. 206
Santiago, Chile
	Citizenship:	Chilean

3.	Name:	Rodrigo Swett Brown
	Principal Occupation:	General Manager of Inversiones Consolidadas Limitada
	Business Address:	Enrique Foster Sur 20, 18th Floor
Santiago, Chile
	Citizenship:	Chilean

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: November 10, 2014

LQ INVERSIONES FINANCIERAS S.A.

By:	/s/ Rodrigo Manubens Moltedo
Name:	Rodrigo Manubens Moltedo
Title:	Chief Executive Officer

QUIÑENCO S.A.

By:	/s/ Francisco Pérez Mackenna
Name:	Francisco Pérez Mackenna
Title:	Chief Executive Officer

LUKSBURG FOUNDATION
DOLBERG FINANCE CORPORATION ESTABLISHMENT
LANZVILLE INVESTMENT ESTABLISHMENT
RUANA COPPER CORPORATION ESTABLISHMENT
COMPAÑÍA DE INVERSIONES ADRIÁTICO S.A.
GEOTECH ESTABLISHMENT
ANDSBERG INVERSIONES LTDA.
INVERSIONES ORENGO S.A.

By:	/s/ Andrónico Luksic Craig
Name:	Andrónico Luksic Craig

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona

ANDSBERG LTD.
ANDSBERG INVERSIONES LTD.
RUANA COPPER A.G. AGENCIA CHILE

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Attorney-in-fact

NICOLÁS LUKSIC PUGA
ANTONIA LUKSIC PUGA
ISIDORA LUKSIC PRIETO
MARA LUKSIC PRIETO
ELISA LUKSIC PRIETO
INMOBILIARIA E INVERSIONES RÍO CLARO S.A.
INVERSIONES RÍO CLARO LTDA.

By:	/s/ Fernando de Solminihac Tampier
Name:	Fernando de Solminihac Tampier
Title:	Attorney-in-fact

ANDRÓNICO LUKSIC CRAIG
PATRICIA LEDERER TCHERNIAK
INVERSIONES CONSOLIDADAS LTDA.
INVERSIONES SALTA S.A.
INVERSIONES ALASKA LTDA.
FERNANDA LUKSIC LEDERER
ANDRÓNICO LUKSIC LEDERER
DAVOR LUKSIC LEDERER
MAX LUKSIC LEDERER
DAX LUKSIC LEDERER

By:	/s/ Rodrigo Terré Fontbona
Name:	Rodrigo Terré Fontbona
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description

1.
Joint Filing Agreements from each of Luksburg Foundation, Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inversiones Ltd., Andsberg Inversiones Ltda., Ruana Copper Corporation Establishment, Compañía de Inversiones Adriático S.A., Guillermo Luksic Craig, Nicolás Luksic Puga, Inmobiliaria e Inversiones Río Claro S.A., Andrónico Luksic Craig, Patricia Lederer Tcherniak, Inversiones Consolidadas S.A., Inversiones Salta S.A., Andrónico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer and Dax Luksic Lederer; and

Powers of Attorney from each of Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inversiones Ltd., Andsberg Inversiones Ltda., Ruana Copper Corporation Establishment and Compañía de Inversiones Adriático S.A.*

2.	Merger Agreement between Banco de Chile and Banco de Chile and Banco de A. Edwards, dated as of October 3, 2001 (together with an English translation thereof)*

3.	Agreement, dated December 20, 2000, among Agricola El Peñón S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a)Spanish language version*
(b)English translation*

4.	Agreement, dated December 20, 2000, among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a)Spanish language version*
(b)English translation*

5.	Agreement, dated December 20, 2000, among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a)Spanish language version*
(b)English translation*

6.	Agreement, dated December 20, 2000, among VTR S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a)Spanish language version*
(b)English translation*

1

7.	Agreement, dated December 20, 2000, among Inversiones y Bosques S.A., Quiñenco S.A., LQ Inversiones Financieras S.A., Inversiones Río Grande S.A. and Banco del Estado de Chile
Spanish language version*
English translation*

8.	Loan Agreement, dated December 26, 2001, between LQ Inversiones Financieras S.A. and BBVA Banco BHIF
(a)Spanish language version*
(b)English translation*

9.	Loan, Pledge of Shares and Guaranty Agreement with Joint and Several Liability Co-Debt Agreement, dated December 15, 2000, between LQ Inversiones Financieras S.A. and Banco Santiago
(a)Spanish language version*
(b)English translation*

10.	Share Purchase Agreement, dated March 27, 2001, between Empresas Penta S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a)Spanish language version*
(b)English translation*

11.	Share Purchase Agreement, dated March 27, 2001, between Sociedad de Inversiones y Rentas Megeve Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
Spanish language version*
English translation*

12.	Share Purchase Agreement, dated March 27, 2001, between Sociedad Comercial y Editorial Santiago Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a)Spanish language version*
(b)English translation*

13.	Share Purchase Agreement, dated March 27, 2001, between Consorcio Financiero S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a)Spanish language version*
(b)English translation*

2

14.	Share Purchase Agreement, dated March 27, 2001, between Inversiones Las Arenas Sociedad Anonima and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers
(a)Spanish language version*
(b)English translation*

15.	Pledge Agreement, dated January 9, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch
(a)Spanish language version*
(b)English translation*

16.	Note Amendment, dated April 23, 2002, among Agricola El Peñón S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile
(a)Spanish language version**
(b)English summary***

17.	First Amendment and Waiver to Senior Secured Credit Agreement, dated May 22, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch*

18.
English language translation of Master Joint Venture Agreement by and among Citigroup, COIC and Quiñenco, dated July 19, 2007, incorporated by reference to Exhibit 3.1 to Banco de Chile's 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2008 (the "2007 20-F")*

19.	English language translation of Merger Agreement by and between Banco de Chile and Citibank Chile, dated December 26, 2007, incorporated by reference to Exhibit 4.1 to the 2007 20-F*

20.
English language translation of Shareholders Agreement by and among Quiñenco, Citigroup Chile S.A. and certain of Quiñenco's subsidiaries, dated December 27, 2007, incorporated by reference to Exhibit 3.2 to the 2007 20-F*

21.	English language translation of Global Connectivity Agreement by and between Citigroup and Banco de Chile, dated December 27, 2007, incorporated by reference to Exhibit 4.3 to the 2007 20-F*

22.	English language translation of Cooperation Agreement by and between Citigroup and Banco de Chile, dated December 27, 2007, incorporated by reference to Exhibit 4.2 to the 2007 20-F*

3

23.	Joint Filing Agreements from each of Fernanda Luksic Lederer, Antonia Luksic Puga, Inversiones Río Claro Ltda., Inversiones Orengo S.A., and Ruana Copper AG Agencia Chile; and

Powers of Attorney from each of Andsberg Ltd., Andsberg Inversiones Ltd., Guillermo Luksic Craig, Nicolás Luksic Puga, Antonia Luksic Puga, Inmobiliaria e Inversiones Río Claro S.A., Inversiones Río Claro Ltda., Fernanda Luksic Lederer, Inversiones Orengo S.A.*

24.	Joint Filing Agreements from each of Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto, and Inversiones Alaska Ltda.; and

Powers of Attorney from each of Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto and Inversiones Alaska Ltda.

25.	Bridge Loan Agreement, dated December 20, 2012, between LQ Inversiones Financieras S.A. and Banco del Estado de Chile (English translation)

26.
Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation), incorporated by reference to Exhibit 1 to Banco de Chile's Current Report on Form 6-K furnished to the Securities and Exchange Commission on January 14, 2014

27.
Amendment to the Shareholders Agreement between Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQ Inversiones Financieras, dated January 9, 2014 (English translation) incorporated by reference to Exhibit 2 to Banco de Chile's Current Report on Form 6-K furnished to the Securities and Exchange Commission on January 14, 2014

_______________________
* Exhibit previously filed
** Pursuant to Rule 12b-31 under the Exchange Act, only one of the five Note Amendments referenced in the second paragraph of Item 6 herein, each dated April 23, 2002, has been previously filed.  The schedule below sets forth the material details (consisting only of the names of the parties to such Note Amendments) in which the four documents which are not filed hereto differ from Exhibit 16:

Note Amendment among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile

Note Amendment among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile

Note Amendment among VTR S.A., LQ Inversiones Financieras S.A., Quiñenco S.A. and Banco del Estado de Chile

Note Amendment among Inversiones y Bosques S.A., Quiñenco S.A., LQ Inversiones Financieras S.A., Inversiones Río Grande S.A. and Banco del Estado de Chile

*** Pursuant to Rule 12b-12(d) under the Exchange Act, an English summary has previously been provided.
4

The undersigned persons (each being one of the "Reporting Persons") hereby agree that a joint statement of this schedule 13D/A, and any amendments thereto, be filed on their behalf by Fernando de Solminihac Tampier, whose address is Enrique Foster Sur 20, 21st Floor, Santiago, Chile.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of the items contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date:  November 10, 2014

Isidora Luksic Prieto
Mara Luksic Prieto
Elisa Luksic Prieto

By:	/s/ Fernando de Solminihac Tampier
Name:	Fernando de Solminihac Tampier
Title:	Attorney-in-fact

1

The undersigned person (being one of the "Reporting Persons") hereby agrees that a joint statement of this schedule 13D/A, and any amendments thereto, be filed on its behalf by Rodrigo Terré Fontbona, whose address is Enrique Foster Sur 20, 18th Floor, Santiago, Chile.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of the items contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: November 10, 2014

Inversiones Alaska Ltda.

By:	/s/ Rodrigo Terré Fontbona
Name:	Rodrigo Terré Fontbona
Title:	Attorney-in-fact

1

Power Of Attorney

The undersigned, Isidora Luksic Prieto, an individual whose address is Enrique Foster Sur 20, Floor 21, Santiago, Chile, does hereby appoint Fernando de Solminihac Tampier, whose address is Enrique Foster Sur 20, 21st Floor, Santiago, Chile, as her attorney-in-fact, for her and her name, to execute and cause to be filed or delivered, as required by Section 13(d) of the Securities Exchange Act of 1934, any number, as appropriate, of original and copies of the Securities and Exchange Commission Schedule 13D ("Schedule 13D") any amendments thereto, and any agreement to file Schedule 13D jointly with any other reporting person in respect of the shares of Banco de Chile common stock, owned by the undersigned and generally to take such other actions and such other things necessary to effectuate the foregoing as fully in all respects as she could do if personally present.

Signed as of the 10th day of November, 2014.

/s/ Isidora Luksic Prieto
Name: Isidora Luksic Prieto

WITNESS:

/s/Gloria Vergara Figueroa
Name: Gloria Vergara Figueroa
1

Power Of Attorney

The undersigned, Mara Luksic Prieto, an individual whose address is Enrique Foster Sur 20, Floor 21, Santiago, Chile, does hereby appoint Fernando de Solminihac Tampier, whose address is Enrique Foster Sur 20, 21st Floor, Santiago, Chile, as her attorney-in-fact, for her and her name, to execute and cause to be filed or delivered, as required by Section 13(d) of the Securities Exchange Act of 1934, any number, as appropriate, of original and copies of the Securities and Exchange Commission Schedule 13D ("Schedule 13D") any amendments thereto, and any agreement to file Schedule 13D jointly with any other reporting person in respect of the shares of Banco de Chile common stock, owned by the undersigned and generally to take such other actions and such other things necessary to effectuate the foregoing as fully in all respects as she could do if personally present.

Signed as of the 10th day of November, 2014.

Mara Luksic Prieto

By:	Virginia Prieto Cruse
Her:	Legal guardian and representative

/s/ Virginia Prieto Cruse
Name:	Virginia Prieto Cruse

WITNESS:

/s/ Gloria Vergara Figueroa
Name:	Gloria Vergara Figueroa

1

Power Of Attorney

The undersigned, Elisa Luksic Prieto, an individual whose address is Enrique Foster Sur 20, Floor 21, Santiago, Chile, does hereby appoint Fernando de Solminihac Tampier, whose address is Enrique Foster Sur 20, 21st Floor, Santiago, Chile, as her attorney-in-fact, for her and her name, to execute and cause to be filed or delivered, as required by Section 13(d) of the Securities Exchange Act of 1934, any number, as appropriate, of original and copies of the Securities and Exchange Commission Schedule 13D ("Schedule 13D") any amendments thereto, and any agreement to file Schedule 13D jointly with any other reporting person in respect of the shares of Banco de Chile common stock, owned by the undersigned and generally to take such other actions and such other things necessary to effectuate the foregoing as fully in all respects as she could do if personally present.

Signed as of the 10th day of November, 2014.

Elisa Luksic Prieto

By:	Virginia Prieto Cruse
Her:	Legal guardian and representative

/s/ Virginia Prieto Cruse
Name:	Virginia Prieto Cruse

WITNESS:

/s/Gloria Vergara Figueroa
Name:	Gloria Vergara Figueroa

1

Power Of Attorney

The undersigned, Inversiones Alaska Ltda., a limited liability company whose address is Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile, does hereby appoint Rodrigo Terré Fontbona, whose address is Enrique Foster Sur 20, 18th Floor, Santiago, Chile, as its attorney-in-fact, for it and its name, to execute and cause to be filed or delivered, as required by Section 13(d) of the Securities Exchange Act of 1934, any number, as appropriate, of original and copies of the Securities and Exchange Commission Schedule 13D ("Schedule 13D") any amendments thereto, and any agreement to file Schedule 13D jointly with any other reporting person in respect of the shares of Banco de Chile common stock, owned by the undersigned and generally to take such other actions and such other things necessary to effectuate the foregoing as fully in all respects as it could do if personally present.

Signed as of the 10th day of November, 2014.

INVERSIONES ALASKA LTDA.

By:	/s/ Rodrigo Terré Fontbona
Name:	Rodrigo Terré Fontbona

By:	/s/ Rodrigo Swett Brown
Name:	Rodrigo Swett Brown

WITNESS:

By:	/s/Alessandro Bizzarri Carvallo
Name:	Alessandro Bizzarri Carvallo

1